UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549


                            FORM 10-SB/A

                GENERAL FORM FOR REGISTRATION OF
               SECURITIES OF SMALL BUSINESS ISSUERS
                   Under Section 12(b) or (g)
              of the Securities Exchange Act of 1934

                           0-31661
                     Commission File No.

     89972 M.10.8                       U.S. 89972 M.10.80
    (Cusip Number)                           (ISIN)

                       TUNDRA RESOURCES, INC.
          (Name of Small Business Issuer in its charter)

        Nevada                                88-0421134
(State or other jurisdiction of            (I.R.S. Employer
incorporation or organization)            Identification Number)


         8275 South Eastern Avenue, Las Vegas, Nevada  89123
        (Address of principal executive offices and Zip Code)

     (702) 938-0460                       (702) 990-8681
Issuer's Telephone Number             Issuer's Facsimile Number


Securities to be registered under Section 12(b) of the Act:  none

Title of each class to be so registered:  n/a

Name of exchange on which each class is to be registered:  n/a

Securities to be registered under Section 12(g) of the Act:
Common Stock, par value $.001 per share

                        TABLE OF CONTENTS

                                                  Page No.

Part I

     Item 1.  Description of Business                 3
     Item 2.  Management's Discussion and Analysis    5
     Item 3.  Description of Property                10
     Item 4.  Security Ownership of Certain
              Beneficial Owners and Management       10
     Item 5.  Directors, Executive Officers,
              Promoters and Control Persons          10
     Item 6.  Executive Compensation                 11
     Item 7.  Certain Relationships and Related
              Transactions                           11
     Item 8.  Description of Securities              11


Part II

     Item 1.  Market for Common Equity and Related
              Stockholder Matters                    11
     Item 2.  Legal Proceedings                      12
     Item 3.  Changes In and Disagreements with
              Accountants                            12
     Item 4.  Recent Sales of Unregistered
              Securities                             13
     Item 5.  Indemnification of Directors and
              Officers                               13

Part F/S                                             14

Part III

     Item 1.  Index to Exhibits                      40
     Item 2.  Description of Exhibits                40

Signatures                                           40

                              PART I

ITEM 1.  DESCRIPTION OF BUSINESS

General
-------

     Tundra Resources, Inc., (the "Issuer" or "Company") is a small business that was incorporated under the laws of the State of Nevada on December 31, 1998. The Company has no subsidiaries and no affiliated companies.

     The Company is a pre-exploration stage mining company that does not currently have any contracts and, therefore, does not have revenues from operations for the last two fiscal years.

Business of Issuer
------------------

     The Company does not own any property interests. The Company is a pre-exploration stage startup company formed under the laws of the state of Nevada on December 31, 1998, to engage in the exploration, development, production and sale of oil and gas and secondarily in the development of mineral properties. To date the Company's main focus has been organizing the procurement of mineral leasehold interests in Arizona for assignment in the Spring of 2001, specifically, the following official records of Mojave County claim numbers: 95052751; 95052752; 95052753; and 95052754 which are owned by
Howard Satler of Kingman, Arizona. There is no problems anticipated in the acquisition of these specific claims. First Nevada Group has approved financing and the acquisition will be completed in the first quarter of 2001. The Company has no legal relationships with First Nevada Group. Financing has been agreed to as follows: $300,000 to be paid on April 15,2001. The mining claims will be acquired immediately upon the receipt of funds. From the financing $ 250,000 is being allocated to the claims and $ 50,000 to working capital. The acquisition is not dependent upon receiving funds from First Nevada. We will have to find an alternative financier or negotiate for shares. The Company will develop the Arizona properties first before to proceed to look at Nevada property. The Company will be busy for at least three years in Arizona before we can direct our attention elsewhere.

     In the next twelve months, the Company will conduct assays on subject mining claims and depending upon the reports, will consider additional financing if the reports warrant further development. There is no guarantee the property has any mineral content or that the Company would be successful in seeking further financing even if there is mineral content present.
Leases commonly have 10-year federal leases and five-year term fee and state leases. Leasehold net revenue interests across the board are approximately 80%, with the exception of a few tracts where the net revenue interest may be in the 75% to 80% range pending title exam.

     To further its mineral exploration the Company is also considering entering into a separate Joint Venture Agreement with First Nevada Group, terms to be negotiated after the initial $300,000 has been placed as discussed above. Pursuant to the proposed agreement the Company and First Nevada Group have designated selected portions of some counties in Nevada as areas of mutual interest in which First Nevada Group will act as the agent of Tundra with regards to the acquisition of leasehold interests. If we are unable to form a joint venture with First Nevada we will attempt to Joint

     Venture with an alternative financier, or financiers who have not yet been identified by the Company. There is no guarantee that the Company will be attractive enough should First Nevada back out of the financing at the last minute. Should all Joint Venture financing fail the company will have no alternative but to go it alone. Since its inception, the Company's other main activity has been organizational. The Company has sold equity shares to raise capital, recruited and organized management, and has commenced corporate and developmental strategic planning. However as at the date of this offering the Company has conducted very limited operations.

     While the Company has raised capital to meet its working capital and financing needs, additional financing is required in order to complete the business plan. The Company is seeking financing, as discussed above in order to provide working capital. The Company will need a further $ 600,000 over the next three years to do the minimum of development in Arizona.. There is no absolute guarantee that the Company will be successful in raising the funds required.

Website and E-Commerce
----------------------

     The Company is in the early design stages of a Website at this point no web addresses or names have been reserved or registered.

Marketing
---------

     The Company's marketing and licensing strategy is to (i) establish and expand the contracts and/or leaseholds for the Company; (ii) expand the number of representatives; and, (iv) acquire or establish relationships with governmental officials, businesses, companies, properties or technologies.

     As of the date of this Registration Statement, the Company has no employees. The Company's president, John Ardoin, works full-time for the Company.

     Presently the Company has no intellectual property rights.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF
         OPERATION

Forward Looking Statements
--------------------------

     This Registration Statement on Form 10-SB contains forward-looking statements. Such statements consist of any statement other than a recitation of historical facts and can be identified by words such as "may," "expect," "anticipate," "estimate," "hopes," "believes," "continue," "intends," "seeks," "contemplates," "suggests," "envisions" or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are based largely on the Company's expectations and are subject to a number of risks and uncertainties, including but not limited to: those risks associated with economic conditions generally and the economy in those areas where the Company has or expects to have assets and operations, including, but not restricted to Nevada and eventually other jurisdictions; competitive and other factors affecting the Company's operations, markets, products and services; those risks associated with the ability to obtain leasehold property contracts and the funding of the Company and other costs associated with the Company's marketing strategies; those risks associated with the Company's ability to successfully negotiate with certain business owners; those risks relating to estimated contract costs, estimated losses on uncompleted contracts and estimates regarding the percentage of completion of contracts, risks relating to the ability of Company to raise the funds necessary to operate and develop business, and risks relating to changes in interest rates and in the availability, cost and terms of financing; risks related to the performance of financial markets; risks related to changes in domestic and foreign laws, regulations and taxes; risks related to changes in business strategy or development plans; risks related to any possible future lawsuits against the Company and the associated costs, and risks associated with future profitability. Many of these factors are beyond the Company's control. Actual results could differ materially from these forward-looking statements. In light of these risks and uncertainties, there can be no assurance that the forward-looking information contained in this registration statement on Form 10-SB will, in fact, occur. The Company's actual results may differ materially as a result of certain factors, including those set forth in this Form 10-SB. Potential investors should consider carefully the previously stated factors, as well as the more detailed information contained elsewhere in this Form 10-SB, before making a decision to invest in the common stock of the Company.

     The following is a discussion of the financial condition and results of operations of the Company as of the date of this Registration Statement. This discussion and analysis should be read in conjunction with the accompanying audited Financial Statements of the Company including the Notes thereto, which are included elsewhere in this Form 10-SB and the notice regarding forward-looking statements.

                           PLAN OF OPERATION

     The capital resources of the Company are limited. At present the Company is not producing revenues and upon maximum funding is not expected to produce revenues, if any, until after August 2001. The main source of funds at the present is the sale of the Company's equity securities. Other possible sources of funding include loans by financial institutions with any Company's leasehold interests that may be acquired as collateral.

     First Nevada Group has undertaken to provide adequate cash flow for the Company for a 36-month period pending completion of the Joint Venture Agreement, which will be completed upon acquisition of subject property in the first quarter of 2001. If this is consummated First Nevada will provide a minimum of $ 600,000 and a maximum of $6,000,000 payable in equal installments of between $ 200,000 and $2,000,000 on the following dates April 15, 2001, April 15,2003 and April 15, 2004. The exact financing is dependent upon results of ongoing tests the results of which are expected before April 15, 2001.

     However, there is no assurance that the Company will receive any funding since the Agreement at this stage is not a binding obligation. This will effect the business plan accordingly, and a new back-up source of funding would be required to ensure the continuation of the Company. There is no alternative back-up source of funding arranged to date. If funding were not available at all the Company would have to cease operations until new financing could be arranged. There is no guarantee that new financing could be arranged in which case the Company would be forced to cease operations.

     Management has discussed their net loss and accumulated deficit and the Company has received no revenue from operations during the two-year period preceding the filing of its Form 10.

     The amount of accumulated deficit and net losses discussed are as follows:

Date              Accumulated Deficit                 Net Losses
--------          -------------------                 ----------

12/31/00		$51,525					$46,311

12/31/99		$ 5,214					$ 4,814

     Management analyzed the amount of the accumulated deficit as follows:

The amount of the major components of the accumulated deficit are made up of Consulting fees $34,000 (66%), legal and accounting $10,000 (19%) Secretarial and Administrative $6,250 (12%). Management considered that since the accumulated deficit is due to computer, legal and accounting professional fees and to a lesser extent general secretarial expenses that these expenses are justified because they should enable the Company to present itself in the best possible fashion to attract financing which will enhance the development of the Company

     Since the Company is still in the pre-exploration stage its income and expenses were in fact nominal.

Revenue
-------

     The Company has not received revenues from operations during the two-year period preceding the filing of this form. The Company has received a nominal amount of bank interest on its cash deposited $564 for the year ended 12/31/01. The Company has still not yet achieved any revenue from operations to date. Since the development of natural resources is extremely capital intensive no significant revenues are anticipated for at least 5 to 10 years. There may be no revenues even during that period. Much is dependent upon the Success of adequate financing and subsequent property development.

Liquidity
---------

     To fulfill any leasehold purchase commitments that the Company may enter into, the Company will need to raise additional capital either through stock offerings or by alternative funding methods. From a review of the Company's assets set forth in the Financial Statements set forth of the Company it is evident that the Company has limited resources to engage in the purchase, exploration and development, and production of hydrocarbons. To proceed with the development of any mineral leases significant funding will be necessary. Such funding may be obtained through the sale of additional shares. Such sales will dilute the ownership interests of present shareholders. If the Company is unable to obtain sufficient funds to develop the leasehold interests that it has purchased then it will seek to find development partners and/or farm-out prospects.

     The capital resources of the Company are limited. At present the Company is not producing revenues and upon maximum funding is not expected to produce revenues, if any, until after August 2001. The main source of funds at the present is the sale of the Company's equity securities. Other possible sources of funding include loans by financial institutions with any Company's leasehold interests that may be acquired as collateral.

     The Company will have to raise additional capital in the next twelve months from close friends and business associates on a private placement basis pursuant to Rule 505 or 506 dependent upon the advice of counsel. As of December 31, 2000, the Company had nominal working capital and results. In order to satisfy the liquidity needs of the Company for the following twelve months, the Company will be primarily dependent upon proceeds from the sale of the Company's common stock and possible future cash flow from operations. Since the Company is in its pre-exploration stage and has not entered into any contracts, attracted clientele or otherwise engaged in any activity that would generate revenue at this time, the Company does not currently have the revenue necessary to fund future operations of the Company. If the Company is unable to obtain adequate funds from the sale of its stock in public offerings, private placements, or alternative financing arrangements, it may be necessary to postpone any acquisitions or the Company's ability to obtain Letters of Credit. The Company, under such circumstances, would resort to using cash flow for internal growth.

     While the Company has raised capital to meet its working capital and financing needs, additional financing is required in order to complete the business plan. The Company is seeking financing, in the form of equity and debt in order to provide working capital. There are no assurances the Company will be successful in raising the funds required.

     The Company has issued shares of its Common Stock from time to time in the past to satisfy certain obligations and expects in the future to also acquire certain services, satisfy indebtedness and/or make acquisitions utilizing authorized shares of the capital stock of the Company. If operations and cash flow can be improved through these efforts, management believes that the Company's liquidity problems will be resolved and that the Company can continue to operate. However, no assurance can be given that management's actions will result in profitable operations.

     The plan of the Company is to raise more financing as soon as the Company's shares are approved for trading to enable the Company to enter into purchase and supply contracts.

Potential Uncertainties
-----------------------

     The search for oil and gas has historically been marked by unprofitable efforts resulting not only from the drilling of dry holes, but also from wells which, though productive, will not produce oil or gas in sufficient quantities to return a profit. Liabilities in excess of insurance coverage could possibly be incurred by the Company as a result of a blowout, fire, personal injury or other casualty. Pollution, which might be caused by the Company's operations, could also result in liabilities and restrictions on the Company's activities. If properties are proven productive, there is no assurance such production can be sold at the most favorable rates or in optimum quantities. The oil and gas industry is highly competitive and includes a number of large well-established companies that possess substantially greater resources than the Company. To the extent the Company acts as the unit operator of any future oil and gas wells, it can be expected to make substantial advancements on behalf of other joint owners of the property. There is no assurance that such joint owner advancements will be collectible.

Year 2000 Compliance
--------------------

     BACKGROUND. Some computers, software and other equipment include programming code in which calendar year data is abbreviated to only two digits. As a result of this design decision, some of these systems could fail to operate or fail to produce correct results if "00" is interpreted to mean 1900, rather then 2000.

     ASSESSMENT. The Year 2000 Problem could affect computers, software and other equipment used, operated or maintained by the Company. Accordingly, the Company has reviewed its internal computer programs and systems to ensure that the programs and systems will be Year 2000 compliant. The Company presently believes that its computer systems are Year 2000 complaint. However, while the estimated cost of these efforts, if any arise, is not expected to be material to the Company's financial position or any year's results of operations, there can be no assurance as to this effect.

     INTERNAL INFRASTRUCTURE. The Company believes that it has reviewed and assessed all of the major computers, software applications, and related equipment used in connection with its internal operations that would potentially require modification, upgrade, or replacement to minimize the possibility of a material disruption to its business. The Company's internal review of such systems did not identify any material Year 2000 Problem. If the Company had identified an exposure to the "Year 2000 Problem," Management currently estimates the total cost of internal reprogramming of its software products and the upgrading of purchased hardware and software would not be material. While this is management's best current estimate, items outside management's control relating to the "Year 2000 Problem" may impact the Company. The Company estimates the total cost to the Company of completing any required modifications, upgrades, or replacements of these internal systems would not have a material adverse effect on the Company's business or results of operations.

     SYSTEMS OTHER THAN INFORMATION TECHNOLOGY SYSTEMS. In addition to computers and related systems, the operations of office and facilities equipment such as fax machines, photocopiers, telephone switches, security systems, and other common devices may be affected by the Year 2000 Problem.

     DISCLAIMER. The discussion of the Company's efforts, and management's expectations, relating to Year 2000 compliance are forward-looking statements. The Company's Y2K compliance status and the level of incremental costs associated therewith, if any, could be adversely impacted by, among other things, the availability and cost of programming, testing resources, vendors' abilities to modify proprietary software, and unanticipated problems identified in ongoing internal compliance reviews.


ITEM 3. DESCRIPTION OF PROPERTY

     The Company's principal executive and administrative offices are located in Nevada at 8275 South Eastern Avenue, Las Vegas, Nevada 89123. The Company considers its executive and administrative offices to be adequate and suitable for its current needs. The Company does not own or lease any real estate.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
         MANAGEMENT

     As of December 31, 2000, the Company's sole officer and director did not own any securities or the right to acquire any securities of the Company. Further, as of December 31, 2000, management of the Company is not aware of any person or group who owns 5% or more of the securities of the Company.

CHANGES IN CONTROL

     The Company has no arrangements, which might result in a change in control of the Company.


ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND
         CONTROL PERSONS

     The following table sets forth the sole director and executive officer of the Company, his age, and all positions held with the Company.

Name                       Age     Positions
----------------------------------------------------------------

James R. Ardoin            67      President, Secretary,
                                   Treasurer and Sole Director

     Mr. Ardoin currently has 42 years of experience in energy conservation, prospecting, mining and processing precious metal ores. He has an extensive background in chemistry, mineralogy, mining, metallurgy, milling and ore dressing. These disciplines along with his considerable practical-hands on experience with companies such as Can-Cal Resources, Ltd. provide the Company with a wealth of practical experience.

     Mr. Ardoin's business experience during the past 5 years is as follows:

     January 1995 through June 1999 Mr. Ardoin was formally employed by Can-Cal Resources, Ltd. as a free-lance consultant in mineral extraction.

     Conducting research development and explorations on approximately 2,560 acres of Arizona property near Wickieup, Arizona.

     Conducting laboratory testing including teaching techniques and processes for the extractions of precious metals for Can-Cal Resources, Inc. and other smaller natural resource companies.

     Establishing an extracting methodology for the Tundra Ore material.

     July 1999 to present

     Extensive exploration and research in the Philippines involving a precious metal property.

ITEM 6. EXECUTIVE COMPENSATION

      There has been no executive compensation in any form to date due to the lack of working capital in the Company. Once the Company has become economically viable, an employment agreement will be entered into with a comparable salary standard in the industry.


ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     There have been no material transactions in the past two years or proposed transactions to which the Company has been or is proposed to be a party in which any officer, director, nominee, or officer or director, or security holder of more than 5% of the Company's outstanding securities is involved.

     The Company has no promoters other than its sole executive officer and director. There have been no transactions which have benefited or will benefit its sole executive officer and director either directly or indirectly.

ITEM 8.  DESCRIPTION OF SECURITIES

Common Stock
------------

     The authorized Common Stock of the Company consists of 50,000,000 shares of $0.001 par value Common Stock ("Common Shares"). Each shareholder is entitled to one vote for each share of common stock. There are no special voting or pre-emptive rights. As of November 30, 2000 1,229,830 Common Shares are issued and outstanding. 900,000 of these shares are subject to the limitations of Reg. 144 promulgated under the Securities Act of 1933
(the "Act"). The Common Shares being will be subject to the limitations of Reg. 144.

     In May of 1999, 300,000 shares were issued for the purchase price of $.10 per share pursuant to an offering pursuant to Regulation D, Rule 504 promulgated under the Securities Act of 1933 (the "Act").

     To date, the Company has not paid any dividends on its common stock. The payment of dividends, if any, in the future is within the discretion of the Board of Directors and will depend upon the Company's earnings, its capital requirements and financial condition, and other relevant factors. There are no provisions in the Company's articles of incorporation or by-laws that prevent or restrict the payment of dividends. Dividend payments, if any, would be subject to the provisions of the Nevada Revised Statutes as well.

     Our common stock is covered by a Securities and Exchange Commission rule that imposes additional sales practice requirements on broker-dealers who sell such securities to persons other than established and accredited investors, generally institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. For transactions cover by the rule, the broker-dealer must make a special suitability determination for the purchaser and transaction prior to sale. Consequently, the rule may affect the ability of purchasers of our stock to sell their shares in the secondary market. It may also cause less broker dealers willing to make a market and it may affect the level of news coverage we receive.


                             PART II

ITEM 1.  MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER
         MATTERS

     The Company is voluntarily filing this Registration Statement on Form 10-SB to obtain listing on the OTC Bulletin Board, which requires all listed companies to be registered with the SEC under Section 13 or 15(d) of the Securities Exchange Act of 1934 and to be current in its required filings once so registered.

     The Company has no public trading market for its common stock. Although the Company intends to seek a quotation for its common shares on the over-the-counter Bulletin Board in the future, there is no assurance the Company will do so, nor is there any assurance that should the Company succeed in obtaining a listing for its securities on the OTC Bulletin Board or on some other exchange that a trading market for the Company's stock will develop. There are no outstanding options, warrants to purchase, or securities convertible into common equity of the Company outstanding. The Company has not agreed to register any shares of its common stock for any shareholder.
In December of 1998, the Company issued 200,000 shares at par of $0.001 to the founder shareholder. In 2000, 700,000 shares were issued for $0.10 as restricted 144 stock for private placements. In May of 1999, 300,000 shares were issued for the purchase price of $.10 per share pursuant to an offering pursuant to Regulation D, Rule 504 promulgated under the Securities Act of 1933 (the "Act").

     All of the above issuance of securities were issued in reliance on
Section 4(2) of the Securities Act of 1933, which provides an exemption from registration for transactions not involving any public offering.

ITEM 2.   LEGAL PROCEEDINGS

The Company is not a party to any material pending legal proceedings and, to the best of its knowledge, no such action by or against the Company has been threatened.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
         ACCOUNTING AND FINANCIAL DISCLOSURE.

The Registrant has not changed accountants since its formation, and Management has had no disagreements with the findings of its accountants.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

     The Company sold shares of its common stock for $.10 per share as follows:

       May, 1999            300,000 for $30,000
       January, 2000        250,000 for $25,000
       February, 2000         4,000 for $   400
       June, 2000           196,000 for $19,000
       June, 2000           250,000 for $25,000

     On August 10, 2000, the Company approved an offering of 900,000 shares of its common stock at $1.00 per share pursuant to exemption from registration requirements of the Securities Act provided by Section 4(2) thereof, and Rule 506 of Regulation D. From that offering the Company sold of its common stock as follows:

        August, 2000          28,830 for $28,830
        September, 2000        1,000 for $ 1,000

     The net proceeds will be used to acquire and develop oil and gas leases and, secondarily, to acquire and develop mineral properties.

     For each transaction the class of persons acquiring the shares were individual residents of the State of Nevada. There are no trusts or corporate shareholders. None of the purchasers are affiliated with the Company.

     All of the above issuance of securities were issued in reliance on
Section 4(2) of the Securities Act of 1933, which provides an exemption from registration for transactions not involving any public offering.

ITEM 5.  INDEMNIFICATION 0F DIRECTORS AND OFFICERS

     The Company's Bylaws provide that the Company will indemnify its directors and executive officers and may indemnify its other officers, employees and agents to the fullest extent permitted by Nevada law. The Company is also empowered under its Bylaws to enter into indemnification agreements with its directors and officers and to purchase insurance on behalf of any person it is required or permitted to indemnify.

     In addition, the Company's Articles provide that the Company's directors will not be personally liable to the Company or any of its stockholders for damages for breach of the director's fiduciary duty as a director or officer involving any act or omission of any such director or officer. Each director will continue to be subject to liability for breach of the director's fiduciary duties to the Company for acts or omissions that involve intentional misconduct, fraud or a knowing violation of law, or the payment of dividends in violation of Nevada corporate law. This provision also does not affect a director's responsibilities under any other laws, such as the federal securities laws.


                            PART F/S

Financial Statements
--------------------

The following financial statements are filed in this Part F/S of this Form
10-SB:



















                        TUNDRA RESOURCES, INC.

                   (A PRE-EXPLORATION STAGE COMPANY)

                        FINANCIAL STATEMENTS

                DECEMBER 31, 2000 AND DECEMBER 31, 1999

                        TABLE OF CONTENTS


                                                         Page

        INDEPENDENT ACCOUNTANT'S REPORT ............       1

        FINANCIAL STATEMENT

              Balance Sheets........................       2

              Statements of Operations and Deficit
              Accumulated During the Pre-exploration
              Stage.................................       3


              Statement of Changes in Stockholders'
              Equity................................       4


              Statements of Cash Flows..............       5


              Notes to the Financial Statements.....       6-7

David E. Coffey
Certified Public Accountant
3651 Lindell Road, Suite I
Las Vegas, Nevada  89103
(702) 871-3979


                       INDEPENDENT ACCOUNTANT'S REPORT


To the Board of Directors and Stockholders of TUNDRA RESOURCES, INC.
Las Vegas, Nevada


     I have audited the accompanying balance sheets of Tundra Resources, Inc., (a pre-exploration stage company) as of December 31, 2000 and 1999, and the related statements of operations, cash flows, and changes in stockholders' equity for the years ended December 31, 2000 and 1999, and the cumulative period from December 31, 1998 (date of inception) through December 31, 2000. These statements are the responsibility of Tundra Resources, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

     I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

     In my opinion, the accompanying financial statements present fairly, in all material respects, the financial position of TUNDRA RESOURCES, INC. as of December 31, 2000 and December 31, 1999 and the results of operations, cash flows, and changes in stockholders' equity for the years ended December 31, 2000 and 1999, and the cumulative period from December 31, 1998 (date of inception) through December 31, 2000, in conformity with generally accepted accounting principles.



David Coffey, C.P.A.
Las Vegas, Nevada
January 2, 2001

                             TUNDRA RESOURCES, INC.
                       (A PRE-EXPLORATION STAGE COMPANY)
                                BALANCE SHEETS



                               Dec. 31, 2000       Dec. 31, 1999
                               -------------       -------------

ASSETS

    Cash                        $    69,669            $  30,136
    Prepaid expenses                    450                    0
    Deposits                            150                    0
                                -----------            ---------
        Total Assets            $    70,269            $  30,136
                                ===========            ==========

LIABILITIES & STOCKHOLDERS' EQUITY

    Accounts payable            $     6,150            $  12,900
                                -----------            ---------
          Total Liabilities           6,150               12,900

Stockholders' Equity
  Common stock, authorized
  50,000,000 shares at $.001
  par value, issued and
  outstanding 1,229,830 shares
  and 500,000 shares,
  respectively                        1,230                 500
  Additional paid-in capital        114,414              21,950
  Deficit accumulated during
  the pre-exploration stage         (51,525)             (5,214)
                                ------------          ----------
    Total Stockholders' Equity       64,119              17,236

    Total Liabilities and
    Stockholders' Equity        $    70,269              30,136
                                ===========           ==========






                The accompanying notes are an integral part of
                        these financial statements.

                        TUNDRA RESOURCES, INC.
                    (A PRE-EXPLORATION STAGE COMPANY)
                STATEMENTS OF OPERATIONS AND DEFICIT
            ACCUMULATED DURING THE PRE-EXPLORATION STAGE
              (With Cumulative Figures From Inception)



                                                            From Inception,
                         Year ended      Year Ended         Dec. 31, 1998, to
                         Dec. 31, 2000   Dec. 31, 1999      Dec. 31, 2000
                         ----------------------------------------------------

Income                    $       564     $         0        $       564
  Expenses
  Organizational expense            0               0                400
  Consulting                   34,000               0             34,000
  Professional fees             9,000           1,000             10,000
  Adminis. & secretarial        2,500           3,750              6,250
  Licenses and fees               477               0                477
  Rent                            818               0                818
  Office expenses                  80              64                144
                          -----------     -----------        -----------
Total expenses                 46,875           4,814             52,089

Net loss                      (46,311)         (4,814)           (51,525)
                          $==========     $==========        $==========

Earnings (loss) per share
    assuming dilution:
  Net loss                 $    (0.05)    $      (0.01)      $     (0.07)
                           ===========     ============       ===========
  Weighted average shares
  outstanding               1,026,179          400,000           692,566
                           ===========     ============       ===========








                The accompanying notes are an integral part of
                       these financial statements.

                        TUNDRA RESOURCES, INC.
                     (A PRE-EXPLORATION STAGE COMPANY)
             STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                FOR THE PERIOD FROM DECEMBER 31, 1998
                (Date of Inception) TO DECEMBER 31, 2000

                               Common Stock      Additional  Deficit          Total
                            Shares      Amount   Paid-In     accumulated
                                                 Capital     during the
                                                             Pre-exploration
                                                             Stage
                            ------------------   ----------  ------------    ---------
Issuance of common stock
for cash Dec., 1998         200,000    $    200  $       0   $       0       $     200

Less net loss                     0           0          0        (400)           (400)
                            -------     -------   --------    ---------       ---------
Balance, Dec. 31, 1998      200,000         200          0        (400)           (200)

Issuance of common stock
for cash May, 1999          300,000         300     29,700           0           30,000

Less offering costs               0           0     (7,750)          0           (7,750)

Less net loss                     0           0          0      (4,814)          (4,814)
                            -------    --------   --------   ---------       ----------
Balance, Dec. 31, 1999      500,000    $   500   $  21,950   $  (5,214)       $  17,236
                           ========    ========   ========    =========       ==========
Issuance of common stock
For cash, Jan., 2000        250,000        250      24,750           0           25,000
Issuance of common stock
For Cash, Feb., 2000          4,000          4         396           0              400
Issuance of common stock
For Cash, June, 2000        196,000        196      19,404           0           19,600
Issuance of common stock
For Cash, June, 2000        250,000        250      24,750           0           25,000
Issuance of common stock
For Cash, August, 2000       28,830         29      28,801           0           28,830
Issuance of common stock
For Cash, September, 2000     1,000          1         999           0            1,000

Less offering costs               0          0      (6,636)          0           (6,636)

Less net loss                     0          0           0     (46,311)         (46,311)
                         ----------   --------   ---------   ----------      -----------
Balance, Sept 30, 2000    1,229,830   $  1,230   $ 114,414   $ (51,525)      $   64,119
                         ==========   ========   =========   ==========      ===========

              The accompanying notes are an intregal part of
                         these financial statements

                           TUNDRA RESOURCES, INC.
                       (A PRE-EXPLORATION STAGE COMPANY)
                          STATEMENTS OF CASH FLOWS
                 (With Cumulative Figures From Inception)


                                                            From Inception,
                        Year ended        Year Ended        Dec. 31, 1998, to
                        Dec. 31, 2000     Dec. 31, 1999     Dec. 31, 2000
                        -----------------------------------------------------

CASH FLOWS PROVIDED BY
OPERATING ACTIVITIES
Net Loss                 $  (46,311)        $    (4,814)      $    (51,525)
Non-cash items included
  in net loss                     0                   0                  0
Adjustments to reconcile
  net loss to cash used
  by operating activity
Prepaid expenses increase      (450)                  0               (450)
Deposits                       (150)                  0               (150)
Accounts payable
  increase (decrease)        (6,750)             12,500              6,150
                          ----------        ------------      -------------
   NET CASH PROVIDED BY
   OPERATING ACTIVITIES     (53,661)              7,686            (45,975)

CASH FLOWS USED BY
INVESTING ACTIVITIES              0                   0                  0
                          ----------        ------------      -------------
    NET CASH USED BY
    INVESTING ACTIVITIES          0                   0                  0

CASH FLOWS FROM FINANCING
ACTIVITIES
  Sale of common stock           730                300              1,230
  Paid-in capital             99,100             29,700            128,800
  Less offering costs         (6,636)            (7,750)           (14,386)
                            --------          ----------        -----------
    NET CASH PROVIDED BY
    FINANCING ACTIVITIES      93,194             22,250            115,644
                            --------          ----------        -----------
    NET INCREASE IN CASH      39,533             29,936         $   69,669
                                                                ===========
CASH AT BEGINNING OF PERIOD   30,136                200
                            --------          ----------
CASH AT END OF PERIOD      $  69,669          $  30,136
                            ========          ==========


                The accompanying notes are an integral part of
                         these financial statements

                         TUNDRA RESOURCES, INC.
                     (A PRE-EXPLORATION STAGE COMPANY)
                   NOTES TO THE FINANCIAL STATEMENTS
               DECEMBER 31, 2000 AND DECEMBER 31, 1999

NOTE A      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The Company was incorporated on December 31, 1998, under the laws of the State of Nevada. The business purpose of the Company is to acquire and develop oil and gas leases and, secondarily, to acquire and develop mineral properties.

     The Company will adopt accounting policies and procedures based upon the nature of future transactions.

NOTE B      OFFERING COSTS

     Offering costs are reported as a reduction in the amount of paid-in capital received for sale of the shares.

NOTE C      EARNINGS (LOSS) PER SHARE

     Basic EPS is determined using net income divided by the weighted average shares outstanding during the period. Diluted EPS is computed by dividing net income by the weighted average shares outstanding, assuming all dilutive potential common shares were issued. Since the Company has no common shares that are potentially issuable, such as stock options, convertible securities or warrants, basic and diluted EPS are the same.

NOTE D      ISSUANCE OF COMMON STOCK

     The Company sold shares of its common stock for $.10 per share as follows:

       May, 1999            300,000 for $30,000
       January, 2000        250,000 for $25,000
       February, 2000         4,000 for $   400
       June, 2000           196,000 for $19,000
       June, 2000           250,000 for $25,000

On August 10, 2000, the Company approved an offering of 900,000 shares of its common stock at $1.00 per share pursuant to exemption from registration requirements of the Securities Act provided by Section 4(2) thereof, and Rule 506 of Regulation D. From that offering the Company sold of its common stock as follows:

        August, 2000          28,830 for $28,830
        September, 2000        1,000 for $ 1,000

     The net proceeds will be used to acquire and develop oil and gas leases and, secondarily, to acquire and develop mineral properties.

     All of the above issuances of securities were issued in reliance on
Section 4(2) of the Securities Act.

                         TUNDRA RESOURCES, INC.
                     (A PRE-EXPLORATION STAGE COMPANY)
                   NOTES TO THE FINANCIAL STATEMENTS
                 DECEMBER 31, 2000, AND DECEMBER 31, 1999
                                (Continued)






NOTES E       RENTAL AGREEMENT

     In July of 2000 the Company entered into an agreement to rent office space for $150.00 per month on a month-to-month basis.

                             PART III

ITEMS 1 AND 2.   INDEX TO EXHIBITS AND DESCRIPTION

Exhibit

Number  Description
------  ---------------------------------------------------

3.1 Refer to the Articles of Incorporation of TUNDRA RESOURCES, INC. as filed on October 2, 2000 in the registration statement

3.2     Refer to the By-Laws of TUNDRA RESOURCES, INC. as filed
On October 2, 2000 in the registration statement

27      Refer to the Financial Data Schedule as filed
on December 1, 2000 in the Amended registration statement.

                            SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant has caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                            TUNDRA RESOURCES, INC.
                            (Registrant)


Date:  March 30, 2001       By: /s/ James R. Ardoin
                             --------------------------------
                             James R. Ardoin
                             President, CEO and duly
                             authorized officer